Lollipop Corporation
15500 SW Jay St. #81704
Beaverton, OR 97006
Tel: (786) 228-5772
Fax: (866) 480-9591
April 16, 2013
By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Lollipop Corporation
Registration Statement on Form S-1
Filed: February 4, 2013
File No. 333-186069
Request for Acceleration

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Lollipop Corporation. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Friday April 19, 2013, at 10:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

By:	/s/ Yisrael Meir Fromer
Yisrael Meir Fromer CEO

VIA EDGAR cc: Paul Monsour, Staff Attorney